SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PROTOCOL AND JUSTIFICATION OF MERGER OF NET FLORIANÓPOLIS LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A.

By this present private instrument, the parties qualified below:

NET SERVIÇOS DE COMUNICAÇÃO S.A., headquartered in the City and State of São Paulo, at Rua Verbo Divino, 1356 – 1º andar – parte, Chácara Santo Antônio, corporate taxpayer’s ID (CNPJ) 00.108.786/0001 -65, with its corporate acts registered at the Board of Trade of the State of São Paulo under #35.300.177.240 by order dated April 4,2000, hereinafter referred to as (“NET SERVIÇOS”), represented herein by its Officers, Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s register (CPF) 140.448.620 -87 and Mr. João Adalberto Elek Junior, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ, individual taxpayer’s register (CPF) 550.003.047 -72, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1.356, 1º andar, Chácara Santo Antônio, CEP 04719-002.

Partner owner of all capital stock of NET FLORIANÓPOLIS LTDA., headquartered in the city of Florianópolis, state of Santa Catarina, at Avenida Rio Branco, 808, Centro, CEP 88015-202 corporate taxpayer’s ID (CNPJ) 72.461.072/0001 -47, with its Charter registered at the Board of Trade of Santa Catarina under NIRE 42.203.242.011, by order dated July 12,1993, hereinafter referred to as (“NET FLORIANÓPOLIS”);

enter into this present Protocol and Justification of Merger, which aims at establishing pursuant to articles 224, 225 and 227 of Law 6,404 of December 15, 1976, the basic conditions related to the merger of (“NET FLORIANÓPOLIS”) into (“NET SERVIÇOS”), conditions of which shall be submitted to the resolution of partners and shareholders of the companies involved, pursuant to law:

Section 1 - Justification – This present merger is justified as a means of improving the corporate structure, within corporate objectives, so that to develop them by saving operating costs, which will result in a greater operating efficiency.

Section 2 - Assets – Assets of (“NET FLORIANÓPOLIS”) to be merged into the assets of (”NET SERVIÇOS ”) shall comprise its accounts included in the balance sheet especially drawn up to January 31, 2009.

Section 3 – Book Value – The merger of assets of (“NET FLORIANOPÓLIS”) shall be executed based on the amounts determined in the aforementioned special balance sheet and transferring the equity variations occurred in respective assets as of this date to the operations of (“NET SERVIÇOS”).

Section 4 - Appraisal – Assets of (“NET FLORIANÓPOLIS”) shall be appraised based on criteria provided for by Law 6,404/76, and this appraisal shall be carried out pursuant to the book value.

4.1. The assets appraisal of (“NET FLORIANÓPOLIS”) shall be carried out by specialized company Globalconsulting Assessoria Contábil Ltda., corporate taxpayer’s ID (CNPJ) 06.063.913/0001 -33 and Regional Accounting Council (CRC-SP) 2SP023158/O-8, headquartered in the City and State of São Paulo, at Avenida Brigadeiro Luis Antônio, 2367, 16º andar, registered at the 3rd Registry of Deeds and Documents – SP under #473.500, represented by Mr. Sérgio Silva, Brazilian citizen, accountant, CRC 1SP114111/O-8, identity card 11.683.592 -8 – SP and individual taxpayer’s register (CPF) 013.317.858 -71.

Section 5 - Capital stock

5.1. Once executed the merger of (“NET FLORIANÓPOLIS”) into (“NET SERVIÇOS”), this Company shall not have its capital stock altered in view of holding one hundred per cent (100%) of quotas comprising the Capital Stock of (“NET FLORIANÓPOLIS”) which shall be cancelled, pursuant to provision of item IV of article 224 of Law 6,404/76.

5.2. The capital stock of (“NET SERVIÇOS”) shall be maintained at five billion, five hundred, fifty-three million, two hundred, sixty-nine thousand, one hundred, eighty-six reais and twenty-one centavos (R$5,553,269,186.21), divided into one hundred, thirteen million, fifty-one thousand, five hundred and twenty-four (113,051,524) common shares and two hundred, twenty-five million, six hundred, eighty-seven thousand, five hundred, ninety-six (225,687,596) preferred shares, all of them non-par, book-entry, registered shares.

Section 6 – Third Party’s Responsibility - (“NET SERVIÇOS”) shall be the successor before third parties in all rights and obligations as a result of merger of (“NET FLORIANÓPOLIS”) into NET SERVIÇOS.

Section 7- Jurisdiction – This present Protocol and Justification of Merger shall be ruled pursuant to the applicable laws, electing the jurisdiction of the City and State of São Paulo to settle any controversies deriving therefrom.

Section 8– Final Declarations – The managers of (“NET SERVIÇOS”) and (“NET FLORIANÓPOLIS”) are authorized to take all measures necessary to implement the resolution mentioned in this protocol, mandatorily executed between the parties and successors on any account, pursuant to applicable laws.

In witness whereof, the parties execute this present instrument in six (6) counterparts of equal tenor and form, for a single effect, before the two witnesses indicated below.

São Paulo – SP, February 12, 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

NET FLORIANÓPOLIS LTDA.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

Witnesses:

_____________________________________	and	_____________________________________
Daniela Menezes Martins		Adriane Rovares
RG 28.522.794-4 – SSP-SP		RG 28.412.210-5 - SSP-SP
CPF 266.306.948-56		CPF 177.311.128-02

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.